Exhibit 21.1

ASEP MEDICAL HOLDINGS INC. – LIST OF SUBSIDIARIES

	Principal Activity	Location	Percentage
Asep Medical Inc.	Life Sciences	British Columbia, Canada	100%
		British Columbia,
ABT Innovations Inc. (1)	Life Sciences	Canada	50.1%
Sepset Biosciences Inc.	Life Sciences	British Columbia, Canada	50.1%
		British Columbia,
SafeCoat Medical Inc.	Life Sciences	Canada	88%

(1)	ABT Innovations Inc. owns 100% of ABT Peptides Inc, an inactive company incorporated in British Columbia, Canada